NEWS RELEASE

Birch Mountain Announces Private Placement

CALGARY, April 10, 2003 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation"), Birch Mountain announces that it will not close the private placement financing announced on January 27, 2003. Instead, Birch Mountain intends to complete a private placement of up to 5,000,000 units at a price of $0.25 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to acquire an additional common share at a price of $0.50 per share for a period of 16 months from closing. Birch Mountain expects to complete an initial closing of this private placement by the end of April.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.